 ex991.htm
Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM INITIATES REGULATORY APPROVAL PROCESS FOR TWICE-DAILY TRAMADOL-ACETAMINOPHEN IN EUROPE

– Procedure Provides Efficient Mechanism to Pursue Approval in Multiple Jurisdictions –

LAVAL, Québec (December 17, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has initiated the regulatory approval process for its twice-daily tramadol acetaminophen formulation in Europe under the Decentralized Procedure (DCP).  The DCP provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe.

"Initiating the regulatory approval process in Europe builds on our recently established marketing partnership with Grünenthal GmbH," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "It is our intention to commercialize our twice-daily tramadol-acetaminophen formulation in key markets around the world.  To this end, we are both preparing to submit additional regulatory applications in 2010 and pursuing marketing partners in key regions around the world."

In accordance with the DCP, Labopharm has submitted a marketing authorization application (MAA) with a Reference Member State (Iceland), which will provide an assessment of the MAA file to the Company's list of Concerned Member States.  Labopharm is responsible for obtaining regulatory approval in most of the countries included in the distribution and supply agreement with Grünenthal and is seeking approval in those countries.  The regulatory authorities of both Reference Member State and Concerned Member States will achieve consensus regarding approval of the product and all Member States grant national Marketing Authorisations based upon that consensus decision. The DCP is expected to take approximately one year to complete and national Marketing Authorizations will be provided thereafter.

The estimated Euro sales in the countries in which Labopharm is seeking regulatory approval represent 23% of the immediate release tramadol-acetaminophen combination products market in Europe for the 12-month period ending September 30, 2009.

About Labopharm's Twice-Daily Tramadol-Acetaminophen

Tramadol-acetaminophen products leverage the unique but complementary modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid (tramadol) and the rapid pain relief of acetaminophen. Tramadol-acetaminophen combination products were first launched in 2001 in the United States and in 2003 in other major markets around the world.

Labopharm's unique formulation of tramadol-acetaminophen is based on its Contramid® controlled-release technology, which provides patients with both rapid pain relief and analgesic strength in a sustained-relief analgesic.  The Company's twice-daily formulation of tramadol-acetaminophen is designed to provide improved patient benefit by controlling the release of the two active ingredients simultaneously, thereby providing both immediate and sustained relief of acute pain.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and Canada.  The Company's third product is under regulatory review in Europe.  Labopharm also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com